UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 1, 2021

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

On March 31, 2021, Navios Maritime Partners L.P. (“NMM”) completed the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 31, 2020, by and among NMM, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“NMCI”) and Navios Maritime Containers GP LLC, NMCI’s general partner. Pursuant to the Merger Agreement, Merger Sub merged with and into NMCI, with NMCI continuing as the surviving partnership. As a result of the Merger, NMCI became a wholly-owned subsidiary of NMM.

Pursuant to the terms of the Merger Agreement, each outstanding common unit of NMCI that was held by a unitholder other than NMM, NMCI and their respective subsidiaries (the “NMCI Public Units”) was converted into the right to receive 0.39 of a common unit of NMM. As a result of the Merger, approximately 8,232,789 common units of NMM were issued to former holders of NMCI Public Units.

The issuance of NMM common units in connection with the Merger was registered under the Securities Act of 1933, as amended, pursuant to NMM’s Registration Statement on Form F-4, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 15, 2021, as amended (the “F-4”). The F-4 was declared effective on February 23, 2021. The proxy statement/prospectus included with the F-4 contains additional information about the Merger.

On April 1, 2021, NMM issued a press release announcing the completion of the Merger. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

The information contained in this report, except the second paragraph of Exhibit 99.1, which contains a quote by the Chairman and Chief Executive Officer of NMM, is hereby incorporated by reference into NMM’s Registration Statement on Form F-3, File No. 333-237934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
	Date:	April 1, 2021

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated April 1, 2021.